 Filed pursuant to Rule 424(b)(3)
 Registration No. 333-265065

PROSPECTUS SUPPLEMENT NO. 3
(to prospectus dated June 3, 2022)

Up to 1,342,076 Shares of Common Stock

This prospectus supplement no. 3 amends and restates in its entirety the prospectus supplement no. 2, dated August 9, 2022, filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b) solely for the purpose of eliminating a paragraph of inapplicable text from the cover page of prospectus supplement no. 2, and is being filed to update and supplement the information contained in the prospectus dated June 3, 2022 (the “Prospectus”), related to the offer and sale from time to time by the selling securityholders (including their transferees, donees, pledgees and other successors-in-interest) named in the Prospectus (the “Selling Securityholders”) of up to an aggregate of 1,291,492 shares of our common stock, $0.0001 par value per share (“Common Stock”) issuable upon vesting of 1,291,492 restricted stock units (“Physician RSUs”) originally issued to certain physicians in our TOI PCs in connection with the Business Combination and 50,584 Earnout Shares held by one of our executive officers. We will not receive any proceeds from the sale of shares of Common Stock by the Selling Securityholders pursuant to the Prospectus.
This prospectus supplement updates and supplements the Prospectus with the information contained in Items 1.01, 2.03 and 3.02 and Exhibits 4.1, 4.2, 10.1, 10.2 and 10.3 of our Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on August 9, 2022 (collectively, the “Information”). Accordingly, we have attached the Information to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and are subject to reduced public company reporting requirements. This prospectus supplement complies with the requirements that apply to an issuer that is an emerging growth company.
Our Common Stock and Public Warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “TOI” and “TOIIW,” respectively. On August 9, 2022, the closing price of our Common Stock was $6.63 and the closing price for our Public Warrants was $0.72.
We will bear all costs, expenses and fees in connection with the registration of the shares of Common Stock. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their sales of the shares of Common Stock.

See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before investing in our Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 9, 2022.

Item 1.01 Entry into a Material Definitive Agreement.

Facility Agreement, Convertible Notes, Warrants

On August 9, 2022, The Oncology Institute, Inc., a Delaware corporation (the “Company”), entered into a Facility Agreement (the “Facility Agreement”) by and among the Company, as borrower, certain of the Company’s subsidiaries from time to time party thereto as guarantors and Deerfield Partners, L.P. (“Deerfield”), as agent for itself and the lenders, providing for the issuance and sale by the Company to Deerfield of $110 million of principal amount of 4.0% secured senior convertible notes (the “Convertible Notes”) upon the terms and conditions set forth in the Facility Agreement (the “Deerfield Financing”). The Convertible Notes will be secured by (i) a security interest in substantially all of the assets of the Company and its subsidiaries and (ii) a pledge by the Company of the equity interest of all its direct and indirect subsidiaries and will mature on August 9, 2027, unless earlier converted or redeemed, and are convertible into shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), at an initial conversion price of $8.567 per share, representing an approximately 30% premium over the Company’s closing stock price of $6.59 per share on August 8, 2022. The Convertible Notes were issued in a private placement to Deerfield pursuant to an exemption for transactions by an issuer not involving a public offering under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company estimates that the net proceeds from the sale of the Convertible Notes were approximately $107 million after deducting the estimated expenses payable by the Company. The Company plans to use the proceeds from the Convertible Notes for potential future acquisitions and general corporate purposes.

The Convertible Notes bear interest at 4.0% per annum, payable quarterly in arrears commencing on October 1, 2022 and on the first business day of each January, April, July and October thereafter. The Convertible Notes are convertible at any time at the option of the holders thereof; provided that Deerfield is prohibited from converting the Convertible Notes into shares of Common Stock if, upon such conversion, the converting holder (together with certain affiliates and “group” members) would beneficially own more than 4.9% of the total number of shares of Common Stock then issued and outstanding (the “Beneficial Ownership Cap”). Holders of the Convertible Notes have the option to demand repayment of all outstanding principal, any unpaid interest accrued thereon, and make-whole interest in connection with a Major Transaction (as defined in the Convertible Notes), which includes, among other events, certain acquisitions or other changes of control of the Company; certain sales or transfers of assets of the Company; a liquidation, bankruptcy or other dissolution of the Company; or if at any time shares of the Company’s Common Stock are not listed on an Eligible Market (as defined in the Convertible Notes). The Convertible Notes will be secured by (i) a security interest in substantially all of the assets of the Company and its subsidiaries and (ii) a pledge of the equity interests of the Company’s direct and indirect subsidiaries. The Facility Agreement contains certain specified events of default, the occurrence of which would entitle the holders of the Convertible Notes to immediately demand repayment of all outstanding principal and accrued interest on the Convertible Notes, together with a make-whole payment as determined pursuant to the Facility Agreement. Such events of default include, among others, failure to make any payment under the Convertible Notes when due, failure to observe or perform any covenant under the Facility Agreement or the other transaction documents related thereto (subject in certain cases to specified cure periods), the failure of the Company to be able to pay debts as they come due, the commencement of bankruptcy or insolvency proceedings against the Company, a material judgment levied against the Company and a material default by the Company under other indebtedness.

The Facility Agreement also provides for the issuance of warrants to purchase Common Stock (the “Warrants”) to the extent that the obligations under Facility Agreement and the Convertible Notes are prepaid. If issued, the Warrants will be exercisable on a cash or cashless (net exercise) basis, and will be subject to the Beneficial Ownership Cap, as well as certain other customary anti-dilution adjustments upon the occurrence of certain events such as stock splits, subdivisions, reclassifications or combinations of Common Stock. The Warrants will also provide, at the election of each holder thereof, for the payment of the exercise price therefor by reduction of the principal amount of any outstanding Convertible Notes held by such holder. Upon the consummation of a “Major Transaction” (as defined in the Warrants), holders of the Warrants may elect to (i) have their Warrants redeemed by the Company for an amount equal to the Black-Scholes value of such Warrant, in cash or, if applicable, in the form of the consideration paid to the Company’s stockholders in a Major Transaction, or (ii) have such Warrants be assumed by the successor to the Company in a Major Transaction, if applicable. Holders of the Warrants are also entitled to participate in any dividends or distributions to holders of Common Stock at the time such dividends or distributions are paid to such stockholders.

If issued, the Warrants and the shares of Common Stock issuable upon their exercise will be issued in a private placement pursuant to Section 4(a)(2) of the Securities Act in transactions not involving a public offering (or, in the case of the issuance of shares of common stock pursuant to certain non-cash exercises of the Warrants, pursuant to Section 3(a)(9) under the Securities Act as an exchange with existing security holders).

The Company may redeem all or any portion of the principal amount of the Convertible Notes for cash. Upon redemption of any Convertible Notes, the Company will issue Warrants covering the same number of shares of Common Stock underlying, and at an exercise price equal to the conversion price of, the redeemed Convertible Notes. The Company may not effect any optional redemption during a delisting event or unless all conversion shares and warrant shares are freely tradable. Based on the initial conversion price, the maximum number of shares of Common Stock issuable upon conversion of the Convertible Notes or exercise of the Warrants is 12,839,967 shares, and up to an additional 7,619,073 shares are potentially issuable upon conversion of the Convertible Notes in connection with certain Major Transactions.

The Company is subject to a number of affirmative and restrictive covenants pursuant to the Facility Agreement, including covenants regarding compliance with applicable laws and regulations, maintenance of property, payment of taxes, maintenance of insurance, business combinations, incurrence of additional indebtedness, prepayments of other unsecured indebtedness and transactions with affiliates, among other covenants. The Company is also restricted from paying dividends or making other distributions or payments on its capital stock, subject to limited exceptions.

The foregoing description of the Facility Agreement, Convertible Notes, Warrants and the Deerfield Financing does not purport to be complete and is qualified in its entirety by reference to the Facility Agreement, the Form of Senior Convertible Note and the Form of Warrant, a copy of each of which is filed herewith as Exhibit 10.1, Exhibit 4.1 and Exhibit 4.2, respectively, and incorporated herein by reference.

Registration Rights Agreement

In connection with the Facility Agreement, on August 9, 2022, the Company and Deerfield entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company has agreed to prepare and file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-3, or such other form as required to effect a registration of the Common Stock issued or issuable upon conversion of or pursuant to the Convertible Notes or the Warrants (the “Registrable Securities”), covering the resale of the Registrable Securities and such indeterminate number of additional shares of Common Stock as may become issuable upon conversion of or otherwise pursuant to the Convertible Notes to prevent dilution resulting from certain corporate actions. Such Registration Statement must be filed within 30 calendar days following the date of the Registration Rights Agreement. In the event the SEC does not permit all of the Registrable Securities to be included in the Registration Statement or if the Registrable Securities are not otherwise included in the Registration Statement filed pursuant to the Registration Rights Agreement, the Company has agreed to file an additional Registration Statement covering the resale of all Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act as promptly as allowed by the SEC or the SEC Guidance provided to the Company. The Registration Rights Agreement also provides for piggy-back registration, subject to the terms and conditions of the Registration Rights Agreement.

In connection with the Company’s entry into the Registration Rights Agreement, Deerfield Private Design Fund IV, L.P., Deerfield Partners, L.P., M33 Growth I L.P., TOI M, LLC, and Oncology Care Partners, LLC, representing the majority holders of Registrable Shares (as defined in the Existing RRA (as defined below)) under Section 2(h) of the Existing RRA, entered into a Registration Rights Agreement Waiver, Amendment, and Consent (the “RRA Waiver”). The RRA Waiver refers to that certain Amended and Restated Registration Rights Agreement, dated as of November 12, 2021, by and among the Company, DFP Sponsor LLC, a Delaware limited liability company, and each of the Persons listed on the Schedule of Investors therein and each of the other Persons set forth on the Schedule of Investors who, at any time, own securities of the Company and enter into a joinder to the agreement (the “Existing RRA”). The RRA Waiver provides written consent to permit the Company to enter into the Registration Rights Agreement, waives certain piggyback rights provided under the Existing RRA, and agrees to amend the Existing RRA to update a defined term.

The foregoing description of the Registration Rights Agreement and the RRA Waiver and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement and the RRA Waiver, respectively, a copy of which are filed herewith as Exhibits 10.2 and 10.3, (respectively) and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 above under the heading “Facility Agreement and Convertible Notes” is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information included in Item 1.01 above under the heading “Facility Agreement, Convertible Notes, Warrants” is incorporated by reference into this Item 3.02.

Exhibit No.		Description
4.1		Form of Secured Convertible Note
4.2		Form of Warrant
10.1†		Facility Agreement, dated as of August 9, 2022, by and among The Oncology Institute, Inc. and Deerfield Partners LP
10.2		Registration Rights Agreement, dated as of August 9, 2022, by and among The Oncology Institute, Inc. and Deerfield Partners LP
10.3†
Registration Rights Consent, Amendment, and Waiver, dated as of August 9, 2022, by and among Deerfield Private Design Fund IV, L.P., Deerfield Partners, L.P., M33 Growth I L.P., TOI M, LLC, and Oncology Care Partners, LLC.

	†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.